SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101.  Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a))

Under the Securities Exchange Act of 1934
(Amendment No. _1_)

MIGENIX INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

59861R104

(CUSIP Number)

Douglas Johnson
Suite 1320, 885 West Georgia Street, Vancouver, BC V6C 3E8
Telephone:  (604) 682-7335

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [   ].

1)           Names of Reporting Persons

DJohnson Holdings Inc.

2)	Check the Appropriate Box if a Member of a Group

(a)	[ ]
(b)	[X]

3)           SEC Use Only

4)	Source of Funds	N/A

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6)           Citizenship or Place of Organization  British Columbia

Number of                                                                     (7)  Sole Voting Power                                                                      16,560,400

Shares Beneficially                                                      (8)  Shared Voting Power                                                                 0
Owned by
Each Reporting                                                            (9)  Sole Dispositive Power                                                             5,039,000
Person
With                                                                            (10) Shared Dispositive Power                                                          0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	5,039,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13)	Percent of Class Represented by Amount in Row (11)	5.3%

14)	Type of Reporting Person	CO

1)           Names of Reporting Persons

                        Rakesh Dhir

2)	Check the Appropriate Box if a Member of a Group

(a)	[ ]
(b)	[X]

3)           SEC Use Only

4)	Source of Funds	N/A

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6)           Citizenship or Place of Organization  Canadian

Number of                                                                     (7)  Sole Voting Power                                                                               0

Shares Beneficially                                                      (8)  Shared Voting Power                                                                           0
Owned by
Each Reporting                                                            (9)  Sole Dispositive Power                                                                        2,066,000
Person
With                                                                            (10) Shared Dispositive Power                                                                    0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,066,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13)	Percent of Class Represented by Amount in Row (11)	2.2%

14)	Type of Reporting Person	IN

1)           Names of Reporting Persons

                       Lydja Yue

2)	Check the Appropriate Box if a Member of a Group

(a)	[ ]
(b)	[X]

3)           SEC Use Only

4)	Source of Funds	N/A

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6)           Citizenship or Place of Organization  Canadian

Number of                                                      (7)  Sole Voting Power                                                                                0
Shares Bene-
ficially                                                             (8)  Shared Voting Power                                                                           0
Owned by
Each Reporting                                             (9)  Sole Dispositive Power                                                                        452,000
Person
With                                                             (10)  Shared Dispositive Power                                                                    0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	452,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13)	Percent of Class Represented by Amount in Row (11)	0.5%

14)	Type of Reporting Person	IN

This Amendment No.1 to Schedule 13D amends the Schedule 13D of DJohnson Holdings Inc. ("DJohnson") dated July 14, 2008.

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to the common shares (the "Shares") of MIGENIX Inc. ("MIGENIX"), a corporation organized under the laws of British Columbia, Canada, and having a principal executive office at 1032, 2389 Health Sciences Mall, Vancouver, British Columbia, Canada V6T 1Z3.

ITEM 2.	IDENTITY AND BACKGROUND.

This statement on Schedule 13D is filed by Rakesh Dhir, Lydja Yue and DJohnson (collectively, the "Reporting Persons").  A joint filing agreement of the Reporting Persons is attached hereto as Exhibit "A".

The name, residence and citizenship of each of the above named natural persons (the "Natural Persons") is as follows:

•	Mr. Dhir is a Canadian citizen with a residential address at 8591 No. 5 Road, Richmond, B.C. V6Y 2V5.

•	Ms. Yue is a Canadian citizen with a residential address at #512 – 2675 36th Street NE, Calgary, AB T1Y 6H6.

The name, jurisdiction of incorporation, principal business and address of DJohnson is as follows:

•
DJohnson is a private holding company organized pursuant to the laws of the Province of British Columbia, Canada with a principal place of business at Suite 1320 – 885 West Georgia Street, Vancouver, British Columbia V6C 3E8.  DJohnson is controlled and owned by Douglas Johnson, a businessman, with a business address at Suite 1320 – 885 West Georgia Street, Vancouver, British Columbia V6C 3E8.  Mr. Johnson is a Canadian citizen.

During the last five years, none of the Reporting Persons nor any of the directors or executive officers of the Reporting Persons, as applicable, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

Pursuant to a voting trust agreement (the "Agreement") entered into on July 15, 2008, between  DJohnson and the Natural Persons, DJohnson  acquired voting control and direction over 2,518,000 Shares of MIGENIX, representing approximately 2.7% of the total issued and outstanding Shares of MIGENIX as of the close of business on July 15, 2008.  DJohnson now has beneficial ownership of and/or voting control over 16,560,400 Shares in the capital of MIGENIX, representing approximately 18% of the total issued and outstanding Shares of MIGENIX as of the close of business on July 15, 2008.

DJohnson has requisitioned a meeting (the "Meeting") of shareholders of MIGENIX to remove a majority of the directors of MIGENIX and replace them with nominees that DJohnson will identify prior to the Meeting and the Reporting Persons have entered into the Agreement to effect such change.

The Reporting Persons intend to evaluate their respective investments in MIGENIX and may make additional investments in or dispositions of securities of MIGENIX in the future, depending on price, availability and general market conditions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

Other then as set out herein there have been no transactions in the class of securities reported on herein that were effected during the past sixty days by the Reporting Persons.

Pursuant to a voting trust agreement entered into on July 2, 2008, between DJohnson and the certain of the Shareholders of MIGENIX, DJohnson acquired voting control and direction over 9,003,400 Shares of MIGENIX, representing approximately 9.5% of the total issued and outstanding Shares of MIGENIX as of the close of business on July 2, 2008.

None of the Reporting Persons knows of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by such Reporting Persons.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to the Agreement, DJohnson acquired voting control and direction over 2,518,000 common shares of MIGENIX, representing approximately 2.7% of the total issued and outstanding Shares of MIGENIX as of the close of business on July 15, 2008.  DJohnson now has beneficial ownership of and/or voting control over 16,560,400 Shares in the capital of MIGENIX, representing approximately 18% of the total issued and outstanding Shares of MIGENIX as of the close of business on July 15, 2008.  Pursuant to the Agreement, DJohnson will vote the Shares for a slate of directors to be determined by DJohnson after consultation with the Natural Persons, which will include Douglas Johnson and Bruce Schmidt.  The Natural Persons have agreed not to transfer, sell or otherwise deal with any of the 2,518,000 Shares without the prior written consent of DJohnson.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS.

1.	Joint filing agreement dated July 25, 2008; and

2.	Voting Trust Agreement effective July 15, 2008 between DJohnson and the Natural Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

This Schedule 13D is dated July 25, 2008.

/s/ Rakesh Dhir
Rakesh Dhir

/s/ Lydja Yue
Lydja Yue

DJohnson Holdings Inc.
Per:	/s/ Douglas Johnson
Name: Douglas Johnson
Title: President